UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

China Biologic Products Holdings, Inc.

(Name of Issuer)

Ordinary Shares, Par Value $0.0001

(Title of Class of Securities)

G21515104

(CUSIP Number)

George Chen

PW Medtech Group Limited

Building 1, No. 23 Panlong West Road

Pinggu District, Beijing

People’s Republic of China

+86 10 8478 3617

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 5, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. G21515104

1.	Names of Reporting Persons. PW Medtech Group Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) BK
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 6,321,000 ordinary shares(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,321,000 ordinary shares(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,321,000 ordinary shares(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 16.43%(2)
14.	Type of Reporting Person (See Instructions) CO

(1)		1,000,000 Ordinary Shares will be sold to Beachhead Holdings Limited pursuant to a share purchase agreement dated September 18, 2019 (as amended from time to time). Please refer to Item 4 for a brief description of such share purchase agreement.
(2)		Percentage calculated based on 38,480,580 Ordinary Shares issued and outstanding as of March 9, 2020 as provided in the Issuer’s Form 20-F filed on March 12, 2020.

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CUSIP No. G21515104

1.	Names of Reporting Persons. Cross Mark Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,316,647 ordinary shares
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,316,647 ordinary shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,316,647 ordinary shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.02%(1)
14.	Type of Reporting Person (See Instructions) CO

(1)		Percentage calculated based on 38,480,580 Ordinary Shares issued and outstanding as of March 9, 2020 as provided in the Issuer’s Form 20-F filed on March 12, 2020.

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CUSIP No. G21515104

1.	Names of Reporting Persons. Liu Yufeng
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization New Zealand
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,316,647 ordinary shares
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,316,647 ordinary shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,316,647 ordinary shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.02%(1)
14.	Type of Reporting Person (See Instructions) IN

(1)		Percentage calculated based on 38,480,580 Ordinary Shares issued and outstanding as of March 9, 2020 as provided in the Issuer’s Form 20-F filed on March 12, 2020.

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Introduction

This Amendment No. 6 to Schedule 13D (this “Amendment No.6”) amends and supplements the statement on Schedule 13D filed with the U.S. Securities and Exchange Commission (the “Commission”) on January 10, 2018, as amended and supplemented by the Amendment No. 1 filed under Schedule 13D/A on August 27, 2018, the Amendment No. 2 filed under Schedule 13D/A on September 24, 2018, the Amendment No. 3 filed under Schedule 13D/A on September 19, 2019, the Amendment No. 4 filed under Schedule 13D/A on January 24, 2020 and the Amendment No. 5 filed under Schedule 13D/A on March 20, 2020 (the “Original Schedule 13D”), by each of PW Medtech Group Limited (“PWM”), Cross Mark Limited (“Cross Mark”), and Ms. Liu Yufeng (together with PWM and Cross Mark, the “Reporting Persons”) relating to the ordinary shares, par value $0.0001 per share (the “Ordinary Shares”) of China Biologic Products Holdings, Inc., an exempted company incorporated with limited liability under the laws of the Cayman Islands (the “Issuer”).

Except as provided herein, this Amendment No.6 does not modify any of the information previously reported on the Original Schedule 13D. Capitalized terms used but not defined in this Amendment No.6 have the means ascribed to them in the Original Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby supplemented by inserting the following after the last paragraph thereof:

On May 4, 2020, in order to enable discussions and negotiations among members of the Buyer Consortium and the management members of the Issuer or its subsidiaries regarding the potential treatment of the equity securities of the Issuer beneficially owned by such management members in connection with the Transaction, the board of directors of the Issuer (the “Board”) has granted to members of the Buyer Consortium and other applicable parties a waiver from complying with certain restrictions as agreed under (i) those certain investor rights agreements entered into by and between the Issuer and each of PWM, Beachhead, CITIC Capital MB Investment Limited (an affiliate of CITIC Capital) and HH China Bio Holdings LLC (an affiliate of Hillhouse), respectively, and (ii) those certain confidentiality agreements, dated as of October 20, 2019, entered into by and between the Issuer and each of PWM, Beachhead, CITIC Capital, Hillhouse and Temasek, respectively. The Board has also determined, among other things, that parties to such waiver letter, such management members of the Issuer and their respective affiliates will not be deemed to be an “Acquiring Person” under the Issuer’s currently effective preferred shares rights agreement, nor shall any provision under such preferred shares rights agreement be otherwise triggered. The waiver will expire on May 18, 2020.

On May 5, 2020, PWM and Beachhead entered into an Amendment No. 2 to Share Purchase Agreement (the “SPA Amendment No. 2”), pursuant to which PWM and Beachhead agreed to, among others, waive the closing condition under the PWM SPA that a definitive agreement for the Transaction shall have been entered into.

On May 5, 2020, (i) Beachhead, Point Forward Holdings Limited (an affiliate of Beachhead, “Point Forward”) and PWM entered into an assignment agreement (the “Point Forward Assignment Agreement”), pursuant to which Beachhead assigned its rights and obligations with respect to the purchase of 385,000 Ordinary Shares under the PWM SPA to Point Forward; and (ii) Beachhead, Double Double Holdings Limited (an affiliate of Beachhead, “Double Double”) and PWM entered into an assignment agreement (the “Double Double Assignment Agreement,” and together with the Point Forward Assignment Agreement, the “Assignment Agreements” collectively), pursuant to which Beachhead assigned its rights and obligations with respect to the purchase of 615,000 Ordinary Shares under the PWM SPA to Double Double.

References to the SPA Amendment No. 2 in this Amendment No. 6 are qualified in their entirety by reference to the SPA Amendment No. 2, a copy of which is attached hereto as Exhibit 12 incorporated herein by reference in its entirety.

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Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of Issuer.

Item 6 of the Original Schedule 13D is hereby amended and supplemented by inserting the following paragraph before the last paragraph thereof:

The descriptions of the principal terms of the SPA Amendment No. 2 and Assignment Agreements under Item 4 are incorporated herein by reference in their entirety.

Item 7. Materials to be Filed as Exhibits.

Item 7 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

Exhibit 12*	Amendment No. 2 to Share Purchase Agreement dated May 5, 2020 by and between PWM and Beachhead.

*Filed herewith

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 5, 2020

PW MEDTECH GROUP LIMITED

By:	/s/ Yue’e Zhang
	Name:	Yue’e Zhang
	Title:	Executive Director and Chief Executive Officer

CROSS MARK LIMITED

By	/s/ Liu Yufeng
	Name:	Liu Yufeng
	Title:	Director

LIU YUFENG

By	/s/ Liu Yufeng

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